SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                FOR 12 March 2004

                                ALLIED DOMECQ PLC
              (Exact name of Registrant as specified in its Charter)

                                 ALLIED DOMECQ PLC
                  (Translation of Registrant's name into English)



                                 The Pavilions
                                Bridgwater Road
                                Bedminster Down
                                Bristol BS13 8AR
                                    England
             (Address of Registrant's principal executive offices)



      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F       x         Form 40-F
                              --------                  --------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                          Securities Exchange Act of 1934.

                         Yes                 No        x
                               --------           ----------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____



                                 Exhibit Index



Exhibit No.                         Description

Exhibit No. 1   Director Shareholding announcement dated 12 February 2004

Exhibit No. 2   Employee Trust announcement dated 12 February 2004

Exhibit No. 3   Employee Trust announcement dated 13 February 2004

Exhibit No. 4   Employee Trust announcement dated 17 February 2004

Exhibit No. 5   Employee Trust announcement dated 19 February 2004

Exhibit No. 6   Employee Trust announcement dated 24 February 2004

Exhibit No. 7   Employee Trust announcement dated 27 February 2004

Exhibit No. 8   Annual Report on Form 20-F announcement dated 27 February 2004

Exhibit No. 9   Employee Trust announcement dated 01 March 2004

Exhibit No. 10  Employee Trust announcement dated 03 March 2004

Exhibit No. 11  Employee Trust announcement dated 04 March 2004

Exhibit No. 12  Notice of Results announcement dated 08 March 2004

Exhibit No. 13  Employee Trust announcement dated 09 March 2004

Exhibit No. 14  Director Shareholding announcement dated 12 March 2004

Exhibit No. 15  Employee Trust announcement dated 12 March 2004

Exhibit No. 1
                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Allied Domecq PLC

2) Names of directors

Philip Bowman

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited
219,691 - held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust
    945 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
 72,249 - held in own name
398,285 - Total

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase/award of shares under The Allied Domecq PLC Share Partnership Plan (an Inland Revenue approved share incentive plan.

7) Number of shares/amount of stock acquired

28    Partnership shares
 7 Matching shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased/carried forward on a monthly basis)

8) Percentage of issued class

Less than 0.001%

9) Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

GBP4.4322 - Partnership and Matching shares

13) Date of transaction

5 February 2004- Partnership and Matching share award

14) Date company informed

11 February 2004

15) Total holding following this notification

105,000 - held in Sharelink Nominees Limited
219,691 - held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust
    980 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
 72,249 - held in own name
398,320 - Total

16) Total percentage holding of issued class following this notification

0.04%

If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Sarah Hughes - +44 (0)117 978 5002

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Director of Secretariat & Deputy Company Secretary

Date of Notification 12 February 2004

Exhibit No. 2

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, dated 12 February 2004, that they disposed on that date of a total of 7,500 Ordinary shares of 25p each and 2,500 American Depository Receipts (ADRs) in Allied Domecq PLC.

These shares and ADRs were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 30,243,713 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington,  David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary


12 February 2004

Exhibit No. 3

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 13 February 2004, that they disposed on that date of a total of 1,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 30,242,213 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

13 February 2004

Exhibit No. 4

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, one dated 16 February 2004 and two dated 17 February 2004, that they disposed on those dates of a total of 17,782 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 30,224,431 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary


17 February 2004

Exhibit No. 5

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")


This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications dated 19 February 2004, that they disposed on that date of a total of 49,574 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 30,174,857 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary



19 February 2004

Exhibit No. 6

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 23 February 2004 that they disposed on that date of a total of 7,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 30,167,357 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director of Secretariat & Deputy Company Secretary



24 February 2004

Exhibit No. 7

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, dated 26 February 2004, that they disposed on that date of a total of 75,908 Ordinary shares of 25p each and 7,875 American Depository Receipts (ADRs) in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 30,059,949 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director of Secretariat & Deputy Company Secretary

27 February 2004

Exhibit No. 8


Allied Domecq PLC

27 February 2004

Doc. Re Annual Report on Form 20-F for the year ended 31 August 2003

A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel No. 020 7066 1000

Exhibit No. 9

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification dated 1 March 2004 that they disposed on that date of a total of 75,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 29,984,949 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director of Secretariat & Deputy Company Secretary



1 March 2004

Exhibit No. 10

                                Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under three separate notifications, one dated 2 March 2004 and two dated 3 March 2004, that they disposed on those dates of a total of 122,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 29,862,449 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director of Secretariat & Deputy Company Secretary


3 March 2004

Exhibit No. 11

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, dated 4 March 2004, that they disposed on that date of a total of 40,000 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 29,822,449 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

4 March 2004

Exhibit No. 12

8 March 2004


                               Allied Domecq PLC

Allied Domecq PLC will be announcing its interim results for the six months ended 29 February 2004 on Thursday 22 April 2004.

ENDS

Media Enquiries:     Stephen Whitehead, Allied Domecq PLC - +44 (0)20 7009 3927

Investor Enquiries:  Peter Durman, Allied Domecq PLC - +44 (0)117 978 5753

Exhibit No. 13

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under a notification, dated 8 March 2004, that they disposed on that date of a total of 92,500 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the exercise of option(s) by participant(s) under the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following this disposal is 29,729,949 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of this disposal there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transaction that took place on the above-mentioned date:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.



Charles B Brown
Director of Secretariat & Deputy Company Secretary


9 March 2004

Exhibit No. 14

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1)  Name of company

Allied Domecq PLC

2)  Names of directors

Philip Bowman


3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

In respect of the Director named in 2 above.

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

105,000 - held in Sharelink Nominees Limited
219,691 - held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust
    980 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
 72,249 - held in own name
398,320 - Total


5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

N/A

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase/award of shares under The Allied Domecq PLC Share Partnership Plan (an Inland Revenue approved share incentive plan).


7)  Number of shares/amount of stock acquired


27    Partnership shares
 7 Matching shares (awarded by the company on a matching basis of 1 matching share for every 4 partnership shares purchased/carried forward on a monthly basis)


8)  Percentage of issued class

Less than 0.001%

9)  Number of shares/amount of stock disposed

N/A

10) Percentage of issued class

N/A

11) Class of security

Ordinary Shares of 25 pence each

12) Price per share

GBP4.5607   - Partnership and Matching shares


13) Date of transaction

5 March 2004- Partnership and Matching share award


14) Date company informed

11 March 2004


15) Total holding following this notification


105,000 - held in Sharelink Nominees Limited
219,691 - held by Towers Perrin Share Plan Services
          (Guernsey) Ltd - trustees of the Allied Domecq
          PLC Share Ownership Trust
  1,014 - Computershare Trustees Limited
    400 - 100 American Depositary Shares held in own name
 72,249 - held in own name
398,354 - Total


16) Total percentage holding of issued class following this notification

0.04%



If a director has been granted options by the company please complete the following boxes

17) Date of grant

N/A

18) Period during which or date on which exercisable

N/A

19) Total amount paid (if any) for grant of the option

N/A

20) Description of shares or debentures involved: class, number

N/A

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22) Total number of shares or debentures over which options held following this notification

N/A

23) Any additional information

N/A

24) Name of contact and telephone number for queries

Philippa Armstrong - +44 (0)117 978 5190

25) Name and signature of authorised company official responsible for making this notification

Charles B Brown, Director of Secretariat & Deputy Company Secretary

Date of Notification   12 March 2004

Exhibit No. 15

                               Allied Domecq PLC

                  Employee Share Ownership Trust (the "Trust")

This is to advise you that Towers Perrin Share Plan Services (Guernsey) Limited, St. Peter Port, Guernsey, the Trustee of the Company's employee benefit discretionary trust established for the purposes of the Company's employee share plans have advised under two separate notifications, one dated 11 March 2004 and one dated 12 March 2004, that they disposed on those dates of a total of 32,035 Ordinary shares of 25p each in Allied Domecq PLC.

These shares were disposed of in connection with the Allied Domecq PLC employee share plans.

The total number of unallocated ordinary shares held by the Trust following these disposals is 29,697,914 shares (made up of both Ordinary Shares and ADRs).

The following executive directors together with all employees are potential beneficiaries of the Trust and as a result of these disposals there has been a change in the number of shares they are interested in, however the executive directors were not connected with the transactions that took place on the above-mentioned dates:-

Philip Bowman, Graham C Hetherington, David Scotland and Richard G Turner.


Charles B Brown
Director of Secretariat & Deputy Company Secretary

12 March 2004

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

12 March, 2004


                                      ALLIED DOMECQ PLC


                                      By:      /s/  Charles Brown
                                      ---------------------------
                                      --------------------------
                                      Name:  Charles Brown
                                      Title: Director of Secretariat & Deputy
                                             Company Secretary